

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 26, 2024

Daniel Snyder
Chief Executive Officer
Kenilworth System Corp
721 Beach Street
Daytona Beach, FL 32114

> **Re: Kenilworth System Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 000-08962**

Dear Daniel Snyder:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1 - Description of Business
Asset Sale to ACL Group, Inc., page 4

1. Please list all shares and warrants that were issued to ACL Group, Inc. and subsequently acquired by Mr. Dan Snyder for $25,000 on February 2, 2023. Tell us how these shares are reflected in your consolidated changes in stockholders' equity. Provide disclosures required under ASC 505-10-50-3 through 50-5 if applicable.

Item 9A - Controls and Procedures, page 14

2. Please disclose the assessment of your principal executive officer and principal financial officer regarding the effectiveness of your internal control over financial reporting as of the end of the period covered by this report. Refer to Item 308(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

3. Please file a revised report that also opines on the results of operations and cash flows for

the year ended December 31, 2022.

Consolidated Changes in Stockholders' Equity, page F-6

4. We note that you show an increase in the number of common stock of 2,685,750 and 13,745,340 as "net loss for the year" during 2022 and "stock issued during the year" during 2023. Please disaggregate these issuances by the type of transaction. For example, the issuance may have resulted from a cash sale, acquisition of Regenecell, or acquisition of services.

Note 1 - The Company and Nature of Business, page F-8

5. Please tell us whether your operations include or will include in the near future casinos as you disclose on page F-10 under "Patent Trademarks and Intellectual Property" and "Government Regulations." If so, revise the description of your business to wholly depict the nature of your operations. If not, ensure that all disclosure you provide relate only to the operations of you and your subsidiaries.

Note to the Consolidated Financial Statements, page F-8

6. Please tell us how you accounted for the Regenecell acquisition and provide disclosures required under ASC 805-10-50-2.

Exhibits

7. We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please revise to include certifications containing the language as set forth in Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Adam Phippen at 202-551-3336 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services